Filed by AMAG Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allos Therapeutics, Inc.

(Commission File No. 000-29815)

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, as amended, by and among Allos, AMAG and Merger Sub.

Below is are materials from an AMAG meeting with ISS on September 30, 2011.

AMAG Pharmaceuticals, Inc. FALL 2011 1

Forward-looking Statements 2 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Any statements contained herein which do not describe historical facts, including but not limited to, our statements regarding the expected timing of regulatory decisions on our Feraheme marketing applications in the EU, Canada and Switzerland, our expectations regarding the timing of completion of enrollment in our Feraheme phase III global registrational program for a broad IDA indication, our estimates of the potential size and growth of the non-dialysis CKD and broad IDA markets and opportunities, our belief that the addition of FOLOTYN® to our product portfolio will enable us to gain valuable synergies and create additional shareholder value, our expectations on the expected size and timing of realization of synergies, our beliefs in the strategic, commercial and financial rationale for the merger, the expected timing of closing of the proposed merger, our expectations regarding the future cash flow impact of the merger on the combined company, our expectations regarding the combined net product revenues and expenses of the combined company, our expectation to achieve cash flow neutrality by year-end 2013, our expectation regarding the combined company’s cash position and potential milestone payments we may receive from Takeda and/or Mundipharma, the potential financial upside opportunities associated with Feraheme and Folotyn, and our statements regarding the 2011 and 2012 milestones for Feraheme and Folotyn are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing the proposed transaction, integrating the two companies, and restructuring the combined company; the possibility that the expected synergies and additional cost savings will not be realized, or will not be realized within the expected time period; our ability to retain key employees; competitive risks associated with both Feraheme and Folotyn; uncertainties regarding our ability to successfully and timely complete our clinical development programs and obtain regulatory approval for Feraheme in new indications and in territories outside of the U.S.; uncertainties relating to patents and proprietary rights; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the Securities and Exchange Commission, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Merger Information and Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration. AMAG has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement on Form S-4 has been declared effective by the SEC. Investors are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at cmiceli@amagpharma.com, by telephone at (617) 498-3361 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421. Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com. Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, are set forth in the joint proxy statement/prospectus filed with the SEC. 3

Deal Background AMAG Board of Directors met in December 2010 and discussed the company’s business and strategy Determined that the company should pursue two parallel paths to enhance long-term stockholder value – the sale of the company and/or a transformative strategic acquisition Engaged Morgan Stanley as a financial advisor Established a transaction committee To review the Allos and related transactions: AMAG’s Board of Directors met 6 times Independent transaction committee met 9 times AMAG pursued discussions with numerous companies, deal scenarios included both the company being acquired and being acquisitive No offers were received for AMAG during this time and the Board determined that the best path forward was a transformative acquisition to leverage the infrastructure at AMAG 4

Merger Highlights 5 Terms Stock for stock transaction Allos stockholders will receive 0.1282 AMAG shares for each Allos share held Ownership at Closing AMAG 61% / Allos 39% 2010 Product Revenues Feraheme 2010 net product revenues: $59.3 million Folotyn 2010 net product revenues: $35.2 million Cash Position June 30, 2011 combined cash and investments of $373.7M; no debt Combined company’s cash position expected to be sufficient to reach cash flow positive Board of Directors Total of 9 Directors 5 from AMAG [Brian J.G. Pereira, M.D., Michael Narachi (Chairman), Dr. Lesley Russell, Davey S. Scoon and Ron Zwanziger] 4 from Allos (Paul L. Berns, Stephen J. Hoffman, David M. Stout and one additional member to be determined) CEO, Headquarters and Name Brian J.G. Pereira, MD, Chief Executive Officer Headquarters: Lexington, MA Combined company expected to be renamed to reflect strategic focus Closing Conditions Subject to customary closing conditions Stockholder approval for both Allos and AMAG Transaction Close Stockholder votes on October 21, 2011 Expected closing in fourth quarter 2011

NewCo: Improving Patient’s Lives and Enhancing Value for Stockholders 6

NewCo – Two Commercial Products Provide Solid Foundation for Growth 7

Two Commercial Products with Compelling Value Propositions

	FERAHEME	*FOLOTYN*
Description	• Therapeutic iron formulation delivered via intravenous (IV) injection	• Folate analogue metabolic inhibitor delivered via intravenous (IV) injection
Labeled Indication	• Approved in June 2009 for the treatment of iron deficiency anemia (IDA) in adult patients with chronic kidney disease (CKD)	• Approved in September 2009 for the treatment of relapsed or refractory peripheral T-cell lymphoma (R/R PTCL)
Label Expansion Opportunities	• Ongoing registrational program for the treatment of IDA regardless of the underlying cause	• Two post-approval global Phase 3 registration studies; newly diagnosed PTCL patients (enrolling) and relapsed or refractory cutaneous T-cell lymphoma (CTCL) planned
Commercial Rights	• Retains U.S. commercialization rights • Ex-U.S. rights licensed to Takeda and 3SBio (China)	• Retains U.S. / Canada commercialization rights • ROW rights licensed to Mundipharma International
Geographic Expansion	• Canadian and EU regulatory decisions for IDA in CKD expected in 2011 and 2012, respectively	• EU regulatory decision for R/R PTCL expected in early 2012
Patent Life	• *Feraheme* has patent protection through 2020, potentially longer with extensions	• FOLOTYN has patent protection through 2017; potentially to 2022 with extensions; T-cell use patent through 2025
Competition	• One of five IV irons on the market; recent class labeling levels the planning field among competitive products	• One of three agents for PTCL, first to market

Value Proposition	• Demonstrated clinical efficacy
	• Favorable dosing schedule
	  • Full one gram dose of iron delivered in 2 visits
	  • Each 510 mg administration is injected in under 1 minute
		• Broad indication in R/R PTCL subtypes
		• Demonstrated durable clinical responses
		• Rapid onset of action
		• 3 to 5 minute IV push

AMAG PHARMACEUTICALS

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Feraheme and Folotyn: Attractive Opportunities for Continued Growth

FERAHEME

Non-dialysis CKD Incidence

- 33 million U.S. adults with CKD[1,2]
- 16 million adults with stage 3 - 5 CKD[2]
- >1.6 million have diagnosed CKD and iron deficiency anemia[3,4]
- Between 200,000 and 250,000 are treated with IV Iron[4]

Market detail

- The overall U.S. non-dialysis IV iron market is estimated to be $400 million
- 1.6 million Americans are estimated to have non-dialysis dependent CKD and IDA, a fraction of which are treated
- IV iron for CKD is typically administered at hematology / oncology infusion center, hospital outpatient infusion center or nephrology clinics; Patients receive approximately 1.5 grams of IV iron per year
- AMAG estimates that approximately 50% of non-dialysis IV iron used in the US is for the treatment of CKD patients

Sources:

1. US Census
2. U.S. Renal Data System, *USRDS 2010 Annual Data Report: Atlas of Chronic Kidney Disease and End-Stage Renal Disease in the United States*, National Institutes of Health, National Institute of Diabetes and Digestive and Kidney Diseases, Bethesda, MD, 2010: 41-42.
3. Fishbane, S. et al. Iron Indices in CKD in the NHANES 1998-2004. *Clin J Am Soc Nephrol.* 2009 January; 4(1): 57–61.
4. Company Estimates

FOLOTYN

Peripheral T-Cell Lymphoma – High Unmet Need

- 5,900 newly diagnosed patients
- 4,900 2nd line
- 5,100 3rd line plus

Market detail

- The total U.S. market for second line peripheral T-cell lymphoma is estimated to be $400 million
- The total U.S. relapsed or refractory PTCL treatable population is estimated to be approximately 10,000 patients
- Majority of PTCL patients ultimately have refractory disease to a variety of treatments, such as CHOP
- PTCL patients are treated by hematologist / oncologist
- Treatment is administered either in the hematology / oncology infusion center, community clinics, academic cancer centers, and hospitals

PTCL Market Sources

1 Incidence and 2nd line patients includes all PTCL subtypes; estimated using market research studies, secondary reports, independent 3rd party research, oncology benchmarks; 2010 U.S. estimates based on Allos analysis

2 The Non-Hodgkin's Lymphoma Classification Project. A clinical evaluation of the International Lymphoma Study Group classification of non-Hodgkin's lymphoma. Blood. 1997;89(11):3909-3908.

3 Hennessy BT, Hanrahan EO, Daly PA. Non-Hodgkin lymphoma: an update [review]. Lancet Oncol. 2004;5(6):341-353.

4 O'Leary HM, Savage KJ. Novel therapies in peripheral T-cell lymphomas [review]. Curr Oncol Rep. 2008;134(5):202-207.

5 Market size based on range of average single agents used off-label in U.S. - This is not a FOLOTYN forecast

AMAG PHARMACEUTICALS

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Multiple Milestones Provide Future Growth Opportunities 2011 Milestones Feraheme Second source manufacturing approved Decision expected regarding Canadian regulatory application for IDA in CKD Folotyn Initiate Phase 3 study in newly diagnosed PTCL patients; SPA agreement with FDA in place – first patient enrolled 08/11 Seek FDA agreement for Phase 3 combination study in R/R cutaneous T-cell lymphoma 2012 Milestones Feraheme Complete enrollment of broad IDA Phase 3 registration program EU CKD approval and launch Canadian CKD launch Swiss CKD decision and launch IDA program data; sNDA submission for broad IDA indication Folotyn Decision expected in EU for R/R PTCL Potential EU R/R PTCL launch Initiate Phase 3 global registration combination study in patients with R/R CTCL 10

Strategic Rationale of Merger First step in building a profitable specialty pharmaceutical company focused on hematology and oncology Overlapping call points in hematology/oncology and hospitals provide enhanced access for Feraheme Largest non-dialysis CKD market segments for IV iron today Folotyn strengthens hematology/oncology relationships, which could be leveraged if broad IDA indication is approved Commercial footprint that exists today will support both Feraheme and Folotyn Increases account access & penetration 70 – 75 representative provide 100% coverage of target accounts for both brands Increases share of voice for both brands NewCo expected to realize annual synergies of $55 - $60 million 11

NewCo Financial Rationale Conservative combined net product revenues in 2013 of at least $125 million Assuming current US labels/indications for Folotyn and Feraheme, and EU and Canadian approval for Feraheme for CKD NewCo cash operating expenses in 2013 expected to be no greater than $120 million (excluding COGS) Companies had estimated $215 - $230 million in combined cash operating expenses for full year 2011 (excluding COGS and merger related expenses) Folotyn provides approximately $20 million in incremental annual cash flow generated by deal in 2013 Management is committed to driving NewCo to cash flow breakeven by year-end 2013, earlier than either company alone NewCo cash position not expected to fall below $220 million 12

NewCo Expected to Realize Annual Synergies of $55 to $60 Million Expected Annual Synergies Primary Driver Selling, General and Administrative (includes facilities rationalization) $38 mm - $41 mm Rationalization of redundant public company expenses Rationalization of redundant personnel, including field force optimization Consolidation of headquarters to Lexington, MA Research & Development $17 mm - $19 mm Rationalization of redundant personnel Total $55 mm - $60 mm* 13 *excludes stock-based compensation expense synergies Majority of cost synergies to be achieved in 2012 Additional $10 to $20 million of annual cost savings to be achieved starting in 2013 through additional commercial and clinical development cost reductions Clinical trial expenses will be reduced by ~$30 million associated with IDA program completion in 2012

Potential Financial Upside Revenues Feraheme CKD and Folotyn revenue synergies through expanded share of voice and access Feraheme sales from US IDA approval/launch Folotyn sales from label expansions (first-line PTCL and rrCTCL) Folotyn use derived from results of investigator sponsored research Royalties Feraheme ex-US IDA royalties Earlier Folotyn EU royalties Milestones Up to $187 million additional milestones related to Feraheme clinical and commercial success Up to $310.5 million related to Folotyn regulatory and commercial progress and sales R&D Expenses 60/40 transitions to 50/50 cost sharing with Mundipharma for Folotyn external clinical trial costs 14 Multiple options and upside opportunities to financial valuation from new revenue sources and cost sharing

Focused on Building Long-term Value for Shareholders We believe the merger with Allos Therapeutics Expands access to hematology/oncology for Feraheme in CKD and broad IDA indications Leverages existing commercial infrastructure and cost-base in hematology/oncology space Spreads public company costs over larger revenue base Provides further revenue opportunities and diversification through new geographical markets and additional indications NewCo’s center of gravity is hematology/oncology Feraheme and Folotyn share this critical call point An area of high strategic interest NewCo strategically positioned for future growth and value generation through additional product acquisitions or licensing 15

Thank You INVESTOR CONTACT: 617-498-3361 16